SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA



         THE PROCTER & GAMBLE COMMERCIAL COMPANY EMPLOYEES' SAVINGS PLAN

                          INDEPENDENT AUDITORS' REPORT

                              FINANCIAL STATEMENTS
                      As of December 31, 2000 and 1999 and
                      for the Year Ended December 31, 2000
                             SUPPLEMENTAL SCHEDULES
                          Year Ended December 31, 2000



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            PAGE



Independent Auditors' Report                                                  1

Financial Statements:

   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                         2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                     3

   Notes to Financial Statements                                           4 - 6

Supplemental Schedules:

   Schedule  I - Assets Held for Investment Purposes as of
     December 31, 2000 (Form 5500, Schedule H, Part IV, Line 4i)               7

   Schedule II - Reportable Transactions for the Year Ended
     December 31, 2000 (Form 5500, Schedule H, Part IV, Line 4j)               8



INDEPENDENT AUDITORS' REPORT

To the Participants and Retirement Committee of
The Procter & Gamble Commercial Company
Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP
---------------------
DELOITTE & TOUCHE LLP
San Juan, Puerto Rico
May 31, 2001



Stamp No. 1740218
affixed to original.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

ASSETS                                                  2000             1999
INVESTMENTS (Notes 3 and 4)                          $4,991,886       $5,773,102
                                                     ----------       ----------

RECEIVABLES:
  Participants' contributions                            23,693           42,180
  Employer's contributions                                5,721           10,592
  Other                                                  30,048
                                                     ----------       ----------

      Total receivables                                  59,462           52,772
                                                     ----------       ----------

      Total assets                                    5,051,348        5,825,874

LIABILITIES - Excess contribution to be
  recognized next year                                    3,970           15,091
                                                     ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                    $5,047,378       $5,810,783
                                                     ==========       ==========


See notes to financial statements



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


ADDITIONS:
 Additions to net assets atributed to contributions:
  Participants                                                       $  629,968
  Employer                                                              149,584
                                                                     ----------
   Total additions                                                      779,552
                                                                     ----------

DEDUCTIONS:
 Deductions from net assets atributed to:
  Investment loss:
   Net depreciation in fair value of investments (Notes 3 and 4)      1,271,366
   Dividends                                                            (41,356)
                                                                     ----------

   Total investment loss                                              1,230,010

  Benefits paid to participants                                         312,947
                                                                     ----------

   Total deductions                                                   1,542,957
                                                                     ----------

NET DECREASE                                                           (763,405)

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                    5,810,783
                                                                     ----------
 End of year                                                         $5,047,378
                                                                     ==========


See notes to financial statements.



THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of the Company, who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by The Procter & Gamble Commercial Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. CONTRIBUTIONS - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers three mutual funds and a fund which invests in common stock of the Company, as investment options for participants. The Company contributes 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Company contribution is invested directly in Procter & Gamble Company common stock. Contributions are subject to certain limitations.

     c. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     d. VESTING - Participants are vested immediately in their contributions plus actual earnings thereon. The Company's contribution portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of five years of credited service; attaining age 65; total disability while employed by the Company or death while employed by the Company.

     e. PAYMENT OF BENEFITS - On termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     f.   LOANS TO PARTICIPANTS - Loans to participants are not permitted.

     g. FORFEITED ACCOUNTS - Forfeitures of non-vested Company contributions are used to reduce future Company contributions to the Plan. At December 31, 2000, there are no forfeited nonvested accounts.

     h. PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.


2.   SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     b. USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. INVESTMENTS VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     d.   PAYMENT OF BENEFITS - Benefits are recorded when paid.

     e. PLAN EXPENSES - All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.


3.   INVESTMENTS

     The following presents investments as of December 31, 2000 and 1999, that represent five percent or more of the Plan's net assets.

                                                                        2000         1999

       Procter & Gamble Company - common stock;
        33,100.42 and 29,211.88 shares, respectively                 $2,596,314   $3,200,528
       Fidelity Advisor Growth Opportunities Fund - Class T;
        43,645.44 and 36,374.11 units, respectively                   1,490,492    1,697,216
       Fidelity Advisor Balanced Fund - Class T; 46,323.70
        and 40,959.01 units, respectively                               752,297      747,502


     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,271,366, as follows:

       Procter & Gamble Company - common stock                       $  884,966
       Fidelity Advisor Growth Opportunities Fund - Class T             353,116
       Fidelity Advisor Balanced Fund - Class T                          49,932
       Fidelity Advisor Government Investment Fund - Class T            (16,648)
                                                                     ----------
Total                                                                $1,271,366
                                                                     ==========


4.   NONPARTICIPANT - DIRECTED INVESTMENT

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investment (Procter & Gamble Company common stock) is as follows:

                                                                        2000         1999

       Net assets at December 31, 2000 and 1999 -
        Procter & Gamble Company common stock                        $2,596,314    $3,200,528
                                                                     ==========    ==========
       Changes in net assets for the year ended December 31, 2000:
        Contributions                                                $  358,286
        Net depreciation                                               (884,966)
        Dividends                                                        41,356
        Benefits paid to participants                                  (139,626)
        Net transfers from participant - directed investments            20,736
                                                                     ----------

       Net decrease in net assets                                    $ (604,214)
                                                                     ==========


5.   INCOME TAXES

     The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC"), as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

     The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.


                                     ******



SCHEDULE I


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, SCHEDULE H, PART IV, LINE 4i)
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------

IDENTITY OF ISSUE                                                  SHARES/UNITS        COST       FAIR VALUE
Procter & Gamble Company - common stock                               33,100.42    $1,989,403    $2,596,314

Fidelity Advisor Growth Opportunities Fund - Class T*                 43,645.44     1,187,154     1,490,492

Fidelity Advisor Balanced Fund - Class T*                             46,323.70       582,354       752,297

Fidelity Advisor Government Investment Fund - Class T*                15,799.73       115,121       152,783
                                                                                   ----------    ----------

Total                                                                              $3,874,032    $4,991,886
                                                                                   ==========    ==========

*Registered Investment Company.



SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
(FORM 5500, SCHEDULE H, PART IV, LINE 4j)
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                              CURRENT
                                                                                   EXPENSE                    VALUE OF
                                                                                   INCURRED                   ASSET ON       NET
                                NUMBER OF    NUMBER OF    PURCHASE    SELLING        WITH        COST OF    TRANSACTION     LOSS
DESCRIPTION OF ASSET            PURCHASES      SALES       AMOUNT     AMOUNT      TRANSACTION     ASSET         DATE       ON SALE
Procter & Gamble Company -
  common stock                     62           55        $432,871    $146,478       None        $146,530     $146,478      $ (52)



Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        The Procter & Gamble Commercial
                                        Company Employees' Savings Plan



DATE  June 25, 2001                     MAYRA G. MELENDEZ
                                        --------------------------------
                                        Mayra G. Melendez
                                        For the Savings Plan Committee,
                                        Committee member of The Procter &
                                        Gamble Commercial Company
                                        Employees' Savings Plan



                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche